                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     ----------------------------------------------------------------------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                         FOR THE NINE-MONTH PERIOD ENDED
                                 OCTOBER 1, 2000

     -----------------------------------------------------------------------

For the nine-month period ended October 1, 2000
Commission file number: 1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Newell Rubbermaid Inc.
         29 East Stephenson Street
         Newell Center
         Freeport, Illinois 61032

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS. The following financial statements are filed as part of this annual report and appear immediately after the signature page hereof:

1.       Report of Independent Public Accountants

2.       Statements of Net Assets Available for Plan Benefits

3.       Statement of Changes in Net Assets Available for Plan Benefits

4.       Notes to Financial Statements


The Rubbermaid Retirement Plan was merged into the Newell Long-Term Savings and Investment Plan effective as of October 1, 2000. As a result, the financial statements contained herein are as of October 1, 2000, and December 31, 1999.

EXHIBITS.  The following exhibit is filed as a part of this annual report:

         Exhibit 23:  Consent of Arthur Andersen, LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    RUBBERMAID RETIREMENT PLAN


                                    /s/ Tom Nohl
Dated:  March  27   , 2001          -----------------------------------------
              ------                Tom Nohl
                                    Vice President, Compensation and Benefits

RUBBERMAID RETIREMENT PLAN

FINANCIAL STATEMENTS
AS OF OCTOBER 1, 2000 AND DECEMBER 31, 1999
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

RUBBERMAID RETIREMENT PLAN

FINANCIAL STATEMENTS
OCTOBER 1, 2000 AND DECEMBER 31, 1999



Table of Contents


Report of Independent Public Accountants


Financial Statements

     Statements of Net Assets Available for Plan Benefits as of October 1, 2000 and December 31, 1999

     Statement of Changes in Net Assets Available for Plan Benefits for the Nine Months Ended October 1, 2000


Notes to Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Rubbermaid Retirement Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Rubbermaid Retirement Plan as of October 1, 2000 and December 31, 1999, and the related statement of changes in net assets available for plan benefits for the nine months ended October 1, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of October 1, 2000 and December 31, 1999, and the changes in its net assets available for plan benefits for the nine months ended October 1, 2000, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
March 12, 2001

RUBBERMAID RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits
As of October 1, 2000 and December 31, 1999




                                                       2000            1999
                                                       ----            ----

Assets:
   Investment in Rubbermaid Master Trust              $     -      $356,838,392

Receivables:
   Employer Contribution                                    -         9,864,061
                                                      --------     ------------

         Net Assets Available for Plan Benefits       $     -      $366,702,453
                                                      ========     ============




The accompanying notes to financial statements are an integral part of these statements.

RUBBERMAID RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits
For the Nine Months Ended October 1, 2000




Additions to Assets Attributed to:
   Net Investment Income from Rubbermaid Master Trust                       $   6,979,320

   Contributions:
     Employer Contribution                                                      2,286,285
     Participant Contributions                                                  6,083,097
                                                                            -------------

         Total Additions                                                       15,348,702
                                                                            -------------

Deductions from Assets Attributed to:
   Benefits Paid to Participants                                               63,293,052
   Administrative Expenses                                                        327,069
                                                                            -------------

         Total Deductions                                                      63,620,121
                                                                            -------------

         Net Decrease Prior to Transfers                                      (48,271,419)

Transfers from Little Tikes Commercial Play Systems, Inc. Retirement Plan         802,929

Transfer to Newell Long-Term Savings and Investment Plan                     (319,233,963)

Net Assets Available for Plan Benefits:
   Beginning of Year                                                          366,702,453
                                                                            -------------

   End of Period                                                            $           -
                                                                            =============




The accompanying notes to financial statements are an integral part of this statement.

RUBBERMAID RETIREMENT PLAN

Notes to Financial Statements
October 1, 2000 and December 31, 1999



(1)  DESCRIPTION OF THE PLAN-

     The following brief description of the Rubbermaid Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

     On October 20, 1998, the Plan's Sponsor entered into a definitive agreement to merge with Newell Company ("Newell") through a tax-free exchange of shares. This agreement was consummated effective March 24, 1999, resulting in the Plan's sponsor becoming a wholly-owned subsidiary of Newell.

     (a) GENERAL-

         The Plan is a defined contribution profit sharing plan with a 401(k) feature covering salaried and non-bargaining hourly associates, as defined by the Plan, of Rubbermaid Incorporated and Affiliated Companies (the "Company") that adopt the Plan. Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b) PLAN MERGERS-

         On May 1, 2000, the Little Tikes Commercial Play Systems, Inc. Retirement Plan (the "Little Tikes Plan"), a defined contribution plan established by Little Tikes Commercial Play Systems, Inc. (a subsidiary of Newell Rubbermaid, Inc.), was combined with the Rubbermaid Retirement Plan. The Little Tikes Plan's assets of $802,929 were transferred into the Rubbermaid Retirement Plan. All active participants of the Little Tikes Plan at that date became participants of the Rubbermaid Retirement Plan.

         Effective October 1, 2000, the Plan merged into the Newell Long-Term Savings and Investment Plan ("the Newell Plan"). Plan assets of $319,233,963 were transferred into the Newell Plan. The transfer of assets will not affect participants' vested benefits prior to the merger. Active participants in the Plan became 100% vested in their accounts on the date of the merger. All disclosures in these Notes to Financial Statements are for the Plan prior to October 1, 2000.

     (c) EMPLOYER CONTRIBUTIONS-

         The Plan provides for a fully vested Company matching contribution equal to 50% of the first 6% of a participant's salary deferred into the Plan and for rollovers. The Plan also provides for a Company contribution equal to 6% of a participant's (other than Everything Rubbermaid Store and Century Products employees) eligible compensation with an opportunity for an additional 3% of the participant's eligible compensation based on "EVA Targets." A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

     (d) EMPLOYEE SALARY DEFERRAL CONTRIBUTIONS-

         A 401(k) salary deferral feature is included in the Plan, allowing participants to make pretax salary deferrals of base compensation.

     (e) PARTICIPANT ACCOUNTS-

         Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with contributions, if any, and earnings.

     (f) VESTING-

         Participants are 100% vested in the portion of their accounts attributable to 401(k) contributions and matching contributions (plus earnings). Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100% vested after completing seven years of vesting service. Upon death, disability or attainment of age 65, participants become 100% vested.

     (g) INVESTMENTS OPTIONS-

         All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the eleven investment funds held by the Plan. Currently, the available investment funds include:

         STABLE VALUE FUND - Seeks to provide for preservation of capital and stability of investment returns through investments in high quality investment contracts with insurance companies, banks or other financial institutions.

         FIDELITY PURITAN FUND - Seeks as much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower quality, high yield debt securities.

         SPARTAN U.S. EQUITY INDEX FUND - Seeks investment results that try to duplicate the composition and total return of the S&P 500 and in other securities that are based on the value of the Index.

         FIDELITY CONTRAFUND - Seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued.

         FIDELITY MAGELLAN FUND - Seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with above average growth potential and a correspondingly higher level of risk.

         FIDELITY SMALL-CAP SELECTOR - Seeks capital appreciation by investing primarily in companies that have market capitalizations of $750 million or less at the time of the Fund's investment.

         FIDELITY DIVERSIFIED INTERNATIONAL FUND - Seeks capital growth by investing primarily in equity securities of companies located anywhere outside the U.S. that are included in the Morgan Stanley EAFE Index.

         NEWELL RUBBERMAID INC. STOCK FUND - Invests primarily in Newell Rubbermaid Inc. common stock.

         FIDELITY U.S. BOND INDEX FUND - Seeks to provide investment results that correspond to the aggregate price and investment performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

         INVESCO DYNAMICS FUND - Seeks long-term capital growth by investing in domestic common stocks of companies traded on U.S. securities exchanges as well as on the over-the-counter (OTC) market.

         FIDELITY EQUITY-INCOME FUND - Seeks to provide moderate income while offering the potential for capital appreciation through investments in income-producing stocks.

         For investment purposes only, investments of the Plan are commingled with the investments of the Rubbermaid Retirement Plan for Collectively-Bargained Associates. Collectively, such funds comprise the Rubbermaid Master Trust (the "Master Trust") with Fidelity Management Trust Company as the trustee. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

     (h) PAYMENT OF BENEFITS-

         A participant is eligible to receive a distribution upon termination of employment, in either a lump-sum cash payment equal to the value of his or her vested account or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan).

     (i) PARTICIPANT LOANS-

         Loans of up to 50% of the vested portion of the participant's individual account may be obtained by qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance. Loans are repayable through payroll deductions over periods ranging up to 60 months, or in the case of home loans, up to 120 months. The interest rate is determined based on prevailing market conditions. There were no loans outstanding at October 1, 2000.

     (j) FORFEITED ACCOUNTS-

         At October 1, 2000 and December 31, 1999, forfeited nonvested accounts totaled approximately $0 and $1,466,000, respectively. These accounts will be used to reduce future employer contributions. During 2000, employer contributions were reduced by approximately $1,467,000 from forfeited nonvested accounts.

(2)  SIGNIFICANT ACCOUNTING POLICIES-

     (a) BASIS OF PRESENTATION-

         The accompanying financial statements have been prepared on the accrual basis of accounting.

     (b) INVESTMENT VALUATION-

         The Plan's investments are stated at fair value except for fully benefit-responsive guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value. Purchases and sales of securities are recorded on a trade date basis.

     (c) PAYMENT OF BENEFITS-

         Benefits are recorded when paid.

     (d) ADMINISTRATIVE EXPENSES-

         All normal costs and expenses of administering the Plan and Master Trust are paid by Plan participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

     (e) USE OF ESTIMATES-

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3)  MASTER TRUST FINANCIAL INFORMATION-

     The Plan's investments are contained in a Master Trust in which they are combined for investment purposes with the assets of the Rubbermaid Retirement Plan for Collectively-Bargained Associates. The Master Trust fund assets at October 1, 2000 and December 31, 1999 are as follows:

                                                                                 October 1,        December 31,
                                     Assets                                        2000               1999
                                     ------                                -------------------  ----------------

     Newell Rubbermaid Inc. Stock Fund *                                         $2,618,162         $12,115,255
     Mutual Funds                                                                71,860,705         272,481,883
     Stable Value Fund                                                           41,918,308         224,231,031
     Loans to Participants                                                        1,063,480           9,728,457
                                                                           -------------------  ----------------

              Total Assets                                                     $117,460,655        $518,556,626
                                                                           ===================  ================

     *Represents a party-in-interest.

                                                             October 1, 2000              December 31, 1999
                                                       ----------------------------- ----------------------------
                                                            Amount         Percent        Amount        Percent
                                                       ------------------ ---------- -----------------  ---------

     Rubbermaid Retirement Plan                        $              -       -          $356,838,392     68.8%
     Rubbermaid Retirement Plan for
       Collectively-Bargained Associates                    117,460,655     100%          161,718,234     31.2
                                                       ------------------  --------  -----------------  ---------

              Total Assets                                 $117,460,655     100%         $518,556,626    100.0%
                                                       ==================  ========  =================  =========

     The Master Trust is invested in a Stable Value Fund that invests primarily in guaranteed investment contracts ("GIC"), separate account portfolios ("SAP")
     and synthetic guaranteed investment contracts ("SYN"). The crediting interest rate for the fund was 6.22% and 6.10% as of October 1, 2000 and December 31, 1999, respectively. The fund's blended rate of return for the period ended October 1, 2000 and the year ended December 31, 1999 was 6.32% and 6.13%, respectively.

     The crediting rates for SAP and SYN contracts are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

     The contract values and fair values of investment contracts included in the Stable Value Fund as of October 1, 2000 and December 31, 1999 are as follows:

                                                     Contract Value                          Fair Value
                                           ------------------------------------  ------------------------------------
                                                 2000               1999               2000              1999
                                           ------------------ -----------------  ----------------- ------------------

     Guaranteed Investment Contracts             $4,533,263        $21,252,179         $4,527,091       $21,297,592
     Synthetic Guaranteed Investment
        Contracts                               108,318,048        133,491,859        105,730,429       130,432,760
     Separate Account Guaranteed
        Investment Contracts                     57,079,076         57,971,897         56,570,798        56,442,510
                                           ------------------ -----------------  ----------------- ------------------
                                               $169,930,387       $212,715,935       $166,828,318      $208,172,862
                                           ================== =================  ================= ==================

     Included in the fair value of synthetic guaranteed investment contracts as of October 1, 2000 and December 31, 1999 are $0 and $(3,000,063),
     respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

     Master Trust income and its allocation to the participating plans for the nine months ended October 1, 2000 is as follows:


     Interest and Dividends                                              $13,222,935
     Realized Losses, Net                                                 (4,453,024)
     Unrealized Appreciation (Depreciation) in the Fair Value of
       Investments by Type:
          Stock Funds                                                       (225,568)
          Mutual Funds                                                       642,301
                                                                     ----------------
              Total Unrealized Appreciation                                  416,734
                                                                     ----------------
              Total Master Trust Income                                   $9,186,644
                                                                     ================

                         Master Trust Income                              Amount       Percent
                         -------------------                          --------------- -----------

     Rubbermaid Retirement Plan                                           $6,979,320     76.0%
     Rubbermaid Retirement Plan for Collectively-
       Bargained Associates                                                2,207,324     24.0%
                                                                      --------------- -----------

              Total Master Trust Income                                   $9,186,644    100.0%
                                                                      =============== ===========

(4)  TAX STATUS-

     The Internal Revenue Service has determined and informed the Company by letter dated June 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)  RECONCILIATION OF NET ASSETS TO FORM 5500-

     As of December 31, 1999, the Plan had $2,870 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's 1999 Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for plan benefits in accordance with generally accepted accounting principles.